October 18, 2019

ROBERT A. FREEDMAN	EMAIL: RFREEDMAN@FENWICK.COM
Direct Dial: +1 (650) 335-7292

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Julia Griffith
Dietrich King
Christine Torney
Angela Connell

Re:	Arcutis Biotherapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted September 9, 2019
CIK No. 0001787306

Ladies and Gentlemen:

On behalf of Arcutis Biotherapeutics, Inc. (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 2 (“Draft No. 2”) to the Confidential Draft Registration Statement on Form S-1 (CIK No. 0001787306) as confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on September 9, 2019 (the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated October 4, 2019 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being mailed via overnight courier two copies of Draft No. 2 in paper format, marked to show changes from the Draft Registration Statement as initially submitted. In addition to revising the Draft Registration Statement to address the comments raised by the Staff in its letter, the Company revised Draft No. 2 to update other disclosures.

Draft Registration Statement on Form S-1

Overview, page 1

1.

Please expand the disclosure in the discussion of unmet need to clarify that there are numerous available therapies for the conditions that you are proposing to treat. Further, since conclusions regarding the efficacy and safety of available treatments are uniquely within the purview of the FDA, please revise your disclosure throughout your prospectus to eliminate conclusory statements regarding safety and efficacy.

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 18, 2019

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1, 2, 4, 7, 8, 99, 100, 102, 105, 106, 121, and 124 of Draft No. 2.

2.	Please tell us the basis for your statement at the bottom of page 1 that traditional therapies “offer inadequate efficacy.”

The Company advises the Staff that as described on pages 2 and 99 of Draft No. 2, it believes that in head to head clinical trials in plaque psoriasis, vitamin D analogues have shown efficacy substantially less than that associated with high potency steroids, whereas high potency steroids are only indicated for treatment durations of two to eight weeks due to safety concerns. Similarly, Eucrisa and topical calcineurin inhibitors are generally seen as less effective than topical steroids in the treatment of atopic dermatitis.

3.

Please expand your description of “IC50 values” to provide context for the term. In addition, please define technical terms and terms of art (e.g. “hematopoietic adverse effects,” p. 7) where they first appear in the prospectus.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 3, 102, 110, and 130 of Draft No. 2 to explain that the IC50 value is the concentration at which a biologic target’s activity is inhibited by 50% and is a non-clinical measure of a drug’s potency. The Company has also revised its disclosure to define certain other technical terms and terms of art where they first appear in the prospectus.

4.

We note the inclusion of Vitiligo and Alopecia Areata in the pipeline table on page 2, and references to your product candidate ARQ-252 having applications for hand eczema “and potentially vitiligo and alopecia areata.” Please expand your pipeline table and your disclosure to provide more information about the company’s progress with respect to pre- clinical trials for these applications. If you have undertaken IND enabling studies, describe these studies in the disclosure. Alternatively, please delete these applications from the pipeline table and throughout your document.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1, 2, 3, 5, 7, 8, 83, 99, 101, 104, 105, 106, 108, 129, 132, and 133 of Draft No. 2 to more fully describe the vitiligo and alopecia areata, including an updated potential product candidate for alopecia areata.

5.	Considering your stage of development, tell us the basis for your belief that your pipeline of therapeutics will be “best in class in immune-dermatology.”

The Company respectfully acknowledges the Staff’s comment and advises the Staff that while it believes that its focus on product candidates with well-defined chemical profiles and high selectivity support its goal of having a best-in-class pipeline, it has revised its disclosure on pages 8 and 106 of Draft No. 2 to indicate that this is aspirational.

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 18, 2019

Implications of Being an Emerging Growth Company, page 8

6.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

To date, the Company has not presented any materials to potential investors in reliance on Section 5(d) of the Securities Act. The Company will supplementally provide the Staff with a copy of the corporate presentation slide deck that will be presented visually, but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended, when it is presented to potential investors. The Company respectfully requests that the Staff destroy such materials upon completion of its review. To the extent that any written communications may in the future be presented to additional potential investors, the Company will provide the Staff with copies of any such written communications.

Risk Factors, page 14

7.

We note that there are references to foreign regulators and foreign markets throughout the Risk Factors and other sections of your prospectus. Please revise to explain what non-US markets, if any, you plan to enter, and what steps you have taken to attain the necessary regulatory and patent approvals.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 19 of Draft No. 2 to indicate that it expects to conduct most of its clinical trials in the United States and Canada, with current limited plans for clinical trials in Australia and the European Union, and no current plans to market outside the U.S. and Canada. The Company believes it is still accurate to reference foreign regulators as there will be some regulatory oversight in connection with the clinical trials, and to the extent the Company changes its plans, the statements are accurate.

Use of Proceeds, page 72

8.

Please clarify whether you believe the net proceeds of the offer will be sufficient to complete the Phase 1 clinical trials for the products disclosed in your pipeline table, or in the case of ARQ-151, Phase 2 and 3 clinical trials, and if not, how far into those trials you expect the proceeds to last.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 74 of Draft No. 2.

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 18, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 82

9.

We note your reference on page 82 to “potential collaboration agreements.” Please confirm that all material information regarding collaboration agreements and discussions of such agreements has been disclosed.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 84 to refer to “future potential collaboration agreements”. The Company further advises the Staff that all material information regarding collaboration agreements and discussions of such agreements has been disclosed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Use of Estimates

Stock Based Compensation Common Stock Valuation, page 94

10.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Notes to Condensed Financial Statements 6. Related Party Transactions

Hawkeye Collaboration Agreement, page F-44

11.	Please revise to disclose the significant terms of the Hawkeye Collaboration Agreement, including any upfront payments made or received and any future milestones or royalties.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that aside from the shares purchased under the stock purchase agreement, other than the potential issuance of common stock, there are no upfront payments nor any future milestones or royalties pursuant to the Hawkeye Collaboration Agreement. The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-44 of Draft No. 2 to indicate this.

General

12.

Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 18, 2019

The Company does not currently intend to include any additional graphic, visual or photographic information in the prospectus. However, if and to the extent that additional artwork or graphics are to be included, the Company will promptly provide such material to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments on these materials once they are provided.

* * * * * *

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 18, 2019

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in his absence, Julia Forbess at (415) 875-2420.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman
Robert A. Freedman

cc:	Todd Franklin Watanabe, President and Chief Executive Officer

John W. Smither, Chief Financial Officer

Arcutis Biotherapeutics, Inc.

Matthew S. Rossiter, Esq.

Julia Forbess, Esq.

Fenwick & West LLP

Brian J. Cuneo, Esq.

Mark V. Roeder, Esq.

Ross McAloon, Esq.

Latham and Watkins LLP